SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 25, 2020, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound and Vericel Announce Acceptance of the First Delivery of NexoBrid to BARDA for Emergency Response Preparedness”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: August 25, 2020	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit 99.1	Description Press release dated August 25, 2020 titled “MediWound and Vericel Announce Acceptance of the First Delivery of NexoBrid to BARDA for Emergency Response Preparedness”.